GameSense Sports, Inc.

Our apps train athlete's brains. Proven results! The Future of Training.

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GAMESENSESPORTS.COM DENVER CO

Entertainment Software Technology Athletes Saas

Why you may want to support us...

1. 🎓🌐 Team. World renowned sports science experts, multiple startup veterans with successful exits.
2. 🚀💰Traction. Several Pro, 60+ colleges & numerous travel teams and 1,000s of individual players.
3. 📈Market. In just 6 sports, there is a huge $33B global market of 100s of millions of core users.
4. 🔥Techstars portfolio company. Melbourne Sport Tech program a world renown business accelerator.
5. 🤩😍Customers love gameSense. Product-market fit score over 55. Passionate users spread word.
6. 🔥🚀 Hot, growing market. Sport tech and E-Sports are exploding!
7. 🏆Results. Our users (amateur thru pro) see dramatic performance improvement.
8. 🌎Democratization. Players of all ages get an edge, anytime, anywhere and achieve their dreams!

Why investors ❤️ us

WE'VE RAISED $371,000 SINCE OUR FOUNDING



I am investing in GameSense because of: 1) the company - great product made by a great team; 2) market - better performance in sports via science; and 3) exit potential - numerous potential acquirers at attractive multiples for great investor returns. The team has done a great job building a MVP and generating significant sales with it. Once they get the funding, they are well positioned to add features that will increase value to customers; and will be able to add marketing and sales resources to scale revenue.

Mike Connolly Principal, MCONNO, LLC

LEAD INVESTOR | INVESTING $10,000 THIS ROUND

Our team



Tom Pardikes
CEO
Designed and building sports related technologies. Helped build several sport technology companies. Former college & pro athlete.



David Raymes
COO & Strategic Partnerships
Seasoned executive and serial tech entrepreneur. Launched 4 startups, 3 exits. CEO of PE portfolio company.



Peter Fadde, PhD
Chief Science Officer
Professor and director of the Learning Systems Design and Technology graduate program at Southern Illinois University. Originated the Expertise-Based Training method that has been used to train expert situational awareness.

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In the news

sport techie

gameSense Offers Minor Leaguers Free Access to Pitch-IQ App

Pitch recognition app gameSense is offering minor leaguers free access to its Pitch-IQ app during the Covid-19 lockdown.

November 23, 2020 @ sporttechie.com

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Story



WE TRAIN INSTINCT.

We are gaming cognitive training. Our technology revolutionizes how athletes get better. From elite to beginner, we train fast reactive decision-making skills, 100% more effectively with dramatic results.

The Problem.

Traditionally, fast reactive decision-making skills are very difficult to train; they are underdeveloped, under-trained, and not measured.

Why is development difficult?

- Mass Repetition

- Game-like Experience

- Neglected by players and coaches

- Cause Injuries



THE SOLUTION:
gameSense supercharges the learning process via proven brain training methods.
Greatest Performance Improvement Efficiency
Focus on Cognitive Skills
Live Competition
Traditional Training
Mass Repetition
We build cognitive skills that turn natural ability into an unfair advantage
Proven science and validated brain training methods
Builds cognitive skills over 100x faster vs. traditional training
Personalization & gamified; eSports tactics
Use anytime, anywhere

By interacting with



HOW IT WORKS
Watch special cut-off video clip
2
Interact / choose outcome
3
5
E-sport, Leaderboards, Tournaments
Teams & players compete



1
4
Select a drill & difficulty level
Repetitions
Plus increasing level of difficulty - dramatically increases fast decision-making skill acquisition
1000s of mental reps per week !
Immediate feedback. Learn visual cues
6
Gamified. Players invite friends to compete, post to social media
7
Analytics to players & coaches

BUSINESS MODEL

We are a SaaS business and sell one-time purchases



1
2
3

Baseline Testing

- Exclusive, first of its kind cognitive test
- Standardized
- Score drives desire to improve/train
- $79 per test

Training

- Personalize
- Coaches build custom programs
- Individuals: Free to $89/yr - $149yr
- Teams: $1,179/yr - $3,000+/yr

Re-Testing

- After training
- Re-take test
- $49 per test

TRACTION WITHIN 18 MONTHS

We asked 100s of coaches and players what they thought about gameSense - 55% of respondents said they would be very disappointed if it went away

7	60+	1000+	24K
Major League Baseball Teams	College Teams	Individual Paid Subscribers	Individual Unpaid Subscribers

GO TO MARKET

Efficiently reach millions via channels & product led growth

B2B2C



Distributors

Resale & Rev Share

Tournament & Showcase Orgs. White label licensing to data aggregators



Facilities, Clubs & Teams

Subscriptions

Bulk purchase & rev share

B2C



Individuals

Subscriptions & Add-ons

Viral growth. Free to youth players & games drives growth, awareness & adoption. Pay for premium.

COMPETITIVE LANDSCAPE

We are the market leader in reactive decision-making testing and training



Cost
Lowest
Highest
Status Quo
VR/Animation players
STRIVR
WINR
MONSTERFUL
Real Video players
RISE
axon
KADHO SPORTS
Benefits
Least
Most
Performance improvement, coaching, player engagement, effectiveness

BASEBALL & SOFTBALL IS JUST THE BEGINNING

Next 18 months: New UX/UI design, launch Tennis, build 2021 backlog

Q3 2020

- Tennis Federation partnerships
- Quick Wins UX/UI design upgrade (v1.5)

Q1 2021

- Version 2.0 launch
- Enhance gamification



Q4 2021

- 250,000 Users


2020
2021
techstars_
June
Begin Techstars
Build 2021 BD Pipeline
Q4 2020
Launch Tennis
Seed Round

These are forward-looking figures that cannot be guaranteed.


FINANCIALS
Bootstrapped, we now have commercially viable products
A seasoned team poised for rapid growth
- ARR
$13,000,000
$11,000,000
$9,000,000
$7,000,000
$5,000,000
$3,000,000
$1,000,000
$ -
Actual
Projected
gS Product Development Phase
$245,000
$150,000
2019
2020
2021
2022
2023
Seed
Series A

These are forward-looking figures that cannot be guaranteed.


WHY NOW?
Timing is everything
1. Covid-19: Our products help keep players sharp & engaged while sports are disrupted. Online gaming and eSports are rapidly growing. Crossover opportunity between traditional sports and gaming/eSports.
2. Sports science has proven that athletes can gain a significant edge through cognitive skill improvement. Having world renowned sport scientists on the team is our superpower delivering product efficacy and credibility.
3. Significant gains in performance can be achieved with focused cognitive skills training. Athletes and coaches are recognizing the status quo is not good enough.
4. There is a huge opportunity to grab market share and widen our moat.


EXIT
Numerous exit scenarios. Brands and strategics in rapidly growing sportstech and eSport marketplace
Build brand and market share
5 to 7 years
4x to 10x revenue
Examples:
hudl
Rapsodo
EPIC
adidas
DICK'S
EA
CATAPULT
ESPN
games
STADIA

These are forward-looking figures that cannot be guaranteed.

USE of Funds Slide (needs updating)

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our game changing mobile technology enables the training of an athlete's brain related to fast reactive decision-making (think reading a pitch, return of serve, PK kick). By supercharging the training process, players of all ages and abilities gain a significant edge. The methodology is proven and guaranteed to work.

Where will your company be in 5 years?

We aim to have 500,000 paying subscribers across at least 5 sports. We currently have international customers and our reach will be deeper. We expect our run rate to be about $50M. These projections cannot be guaranteed.

these projections cannot be guaranteed.

Why did you choose this idea?

Sports participants of all ages and levels, everywhere should have access to proven performance improvement technology typically available to elite athletes. We aim to change that. Athletes today are only able to make incremental physical improvements. The cognitive realm is underserved and dramatic improvements are now able to be realized.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Wearables, IoT, broadband, and mobile devices are enabling technologies. Sports technology is exploding and infiltrating into all levels of teams looking for the edge. Moreover, as tech savvy millennials replace baby boomers they expect more objective analytics & tech to assess & improve skills.

What is your proudest accomplishment?

Bootstrapping the company and building a following of 7 MLB organizations, over 60 college & Olympic teams and 1000s of users without paid advertising.

How far along are you? What's your biggest obstacle?

Gained market acceptance at the highest levels of the sports we are currently in. Biggest obstacle is education and awareness that this technology exists and works!

Who are your competitors? Who is the biggest threat?

No really big competitors but closest would be Axon Sports and DeCervo. Neither is particularly well funded, however, Hudl while not competing yet is well funded and could in theory replicate our service but they'd most likely partner or acquire us.

What do you understand that your competitors don't?

We use actual real people/athlete film. Our competition uses an animated process - less real and less effective. We also understand the need to massively expand our distribution perferong to go deep in our area of expertise and working with many distribution partners.

How will you make money?

Our go to market strategy is essentially B2B2C to drive subscriptions of mass market individual players at all levels (i.e., youth thru pro)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Biggest risks are getting spread too thin trying to do too many sports before we have the proper resources and not evolving the app fast enough to improve customer engagement and retention.

What do you need the most help with?

Marketing and distribution. Product development.

What would you do with the money you raise?

Product development.